Exhibit 99.1

Niu Technologies Announces Fourth Quarter and Full Year 2018 Financial Results

— Fourth Quarter Total volume of e-scooter sales up 77.9% year over year

— Fourth Quarter Total net revenues of RMB 427.5 million, up 95.0% year over year

— Full Year Total volume of e-scooter sales up 79.2% year over year

— Full Year Total net revenues of RMB 1,477.8 million, up 92.1% year over year

BEIJING, China, March 18, 2019 — Niu Technologies (“Niu”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•                  Net revenues were RMB 427.5 million, an increase of 95.0% year over year

•                  Gross margin was 13.5%, compared with 4.4% in the fourth quarter of 2017

•                  Net loss was RMB 32.0 million, improved by RMB 16.7 million compared with net loss of RMB 48.7 million in the fourth quarter of 2017

•                  Adjusted net loss (non-GAAP)1 was RMB 7.2 million, improved by RMB 20.3 million compared with adjusted net loss of RMB 27.5 million in the fourth quarter of 2017

Fourth Quarter 2018 Operating Highlights

•                  The Company sold 93,611 e-scooters, up 77.9% year over year

•                  Franchised stores in China reached 760, an increase of 118 sequentially

•                  Overseas sales network expanded to 22 distributors covering 27 countries

•                  IPO completed on October 19, 2018

Dr. Yan Li, Chief Executive Officer of the Company, commented: “Our performance in the quarter was impressive, especially considering that we were in a slower seasonal period. Solid demand for e-scooters combined with our expanded product portfolio and growing sales network drove volume growth at 78% and revenue growth at 95% year over year, well ahead of our initial guidance.”

Dr. Li continued, “We accomplished much in our first quarter as a publicly-traded company. The IPO helped lift user brand awareness while also deepen distributor commitment. We opened 118 new franchised stores in China. We now have 760 franchised stores covering 178 cities. We also expanded overseas, adding 2 more countries. Our international sales network now covers 27 countries. These accomplishments position us for another year of strong growth in 2019.”

1  Adjusted net loss (non-GAAP) is defined as net loss excluding share-based compensation expenses and change in fair value of a convertible loan.

Fourth Quarter 2018 Financial Results

Net revenues were RMB 427.5 million, an increase of 95.0% year over year, driven by increase in e-scooter sales volume of 77.9% and increase in net revenues per e-scooter of 9.6%.

•                  E-scooter sales represented 92.8% of net revenues, while the accessories and spare parts sales and service revenues represented 7.2% of net revenues

•                  Higher e-scooter sales were mainly driven by sales of new models launched in earlier quarters, as well as the expanded sales network

•                  Increased net revenues per e-scooter was mainly driven by higher retail prices for certain e-scooter models and a higher proportion of overseas sales

•                  China represented 85.5% of the net revenues from e-scooter sales, and overseas markets represented 14.5%, compared with 6.9% from overseas markets in the fourth quarter of 2017

Cost of revenues were RMB 370.0 million, an increase of 76.5% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,952, 0.7% lower than RMB 3,982 in the fourth quarter 2017 as a result of product mix change and declining raw material costs.

Gross margin was 13.5%, a substantial increase from 4.4% in the same period of 2017, mainly driven by higher retail prices, lower raw material costs and a higher proportion of revenue from overseas market.

Operating expenses were RMB 90.6 million, an increase of 70.0% from the same period of 2017. Operating expenses as a percentage of net revenues was 21.2%, compared with 24.3% in the fourth quarter of 2017.

•                  Selling and marketing expenses were RMB 41.8 million (including RMB 0.5 million share-based compensation), an increase of 70.4% from RMB 24.5 million in the fourth quarter of 2017. The increase was mainly attributable to the increases in advertising and promotion expense of RMB 10.3 million, depreciation and amortization expense of RMB 1.5 million and traveling expense of RMB 1.4 million, which resulted from the growth in e-scooter sales volume, the opening of new franchised stores and branding activities for the Company IPO in October. The selling and marketing expenses as a percentage of net revenues was 9.8% compared with 11.2% in the fourth quarter of 2017.

•                  Research and development expenses were RMB 22.1 million (including RMB 9.2 million share-based compensation), an increase of 153.4% from RMB 8.7 million in the fourth quarter of 2017, mainly attributable to the increases in share-based compensation of RMB 5.8 million, staff cost of RMB 4.2 million and design expense of RMB 2.1 million, which resulted from  the Company’s continued efforts to enhance the research and development capability and accelerated vesting of certain restricted ordinary shares. The research and development expenses as a percentage of net revenues was 5.2%, compared with 4.0% in the fourth quarter of 2017.

•                  General and administrative expenses were RMB 26.7 million (including RMB 15.0 million share-based compensation), an increase of 33.1% from RMB 20.1 million in the fourth quarter of 2017, mainly attributable to the increases of share-based compensation expense of RMB 3.6 million, staff cost of RMB 1.9 million and professional fees of RMB 1.5 million as a result of accelerated vesting of certain restricted ordinary shares, increases in number of staff and engagement of professional firms for post-IPO services. General and administrative expenses as a percentage of net revenues was 6.3%, compared with 9.2% in the fourth quarter of 2017.

Operating expenses excluding share-based compensation was RMB 65.9 million, an increase of 73.1% year over year, and represented 15.4% of net revenues, compared with 17.4% in the fourth quarter of 2017.

•                  Selling and marketing expenses excluding share-based compensation were RMB 41.3 million, an increase of 71.3% year over year, and represented 9.7% of net revenues, compared with 11.0% in the fourth quarter of 2017

•                  Research and development expenses excluding share-based compensation were RMB 12.9 million, an increase of 142.1% year over year, and represented 3.0% of net revenues, compared with 2.4% in the fourth quarter of 2017

•                  General and administrative expenses excluding share-based compensation were RMB 11.7 million, an increase of 35.4% year over year, and represented 2.7% of net revenues, compared with 3.9% in the fourth quarter of 2017

Change in fair value of a convertible loan was nil, compared to a loss of RMB 5.9 million associated with change in fair value of a convertible loan in the same period of 2017.

Share-based compensation was RMB 24.8 million, an increase of RMB 9.5 million compared to RMB 15.3 million in the same period of last year. The increase was mainly due to accelerated vesting of certain restricted ordinary shares with total expenses of RMB 22.8 million.

Net loss was RMB 32.0 million, improved by RMB 16.7 million compared with a net loss of RMB 48.7 million in the fourth quarter of 2017.

Adjusted net loss (non-GAAP) was RMB 7.2 million, compared with an adjusted net loss of RMB 27.5 million in the fourth quarter of 2017. The adjusted net loss margin2 was 1.7%, compared with an adjusted net loss margin of 12.5% in the same period of 2017.

Basic and diluted net loss per ADS were both RMB 0.49 (US$ 0.07). Excluding share-based compensation expenses, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB 0.11 (US$0.02).

Recent Development

We have recently entered into a definitive Development Collaboration Agreement with Volkswagen Group in Germany regarding joint development of Micro-mobility solutions. We value the opportunity to work with Volkswagen Group and believe such collaboration will bring long term benefit to both parties.

Full Year 2018 Financial Results

Net revenues were RMB 1,477.8 million, an increase of 92.1%, mainly driven by increases in e-scooter sales volume of 79.2% and net revenues per e-scooter of 7.2%. China represented 89.3% of net revenues from e-scooter sales, and overseas markets represented 10.7%, compared with 5.3% from overseas markets in 2017

2  Adjusted net loss margin is defined as adjusted net loss as a percentage of the net revenues.

Cost of revenues were RMB 1,279.2 million, an increase of 79.0%, mainly driven by higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,767, slightly lower than RMB 3,772 in 2017.

Gross margin was 13.4%, increased substantially from 7.1% in 2017, mainly driven by higher retail prices and change in product mix.

Operating expenses were RMB 516.1 million, an increase of 159.4%. Operating expenses as a percentage of net revenues was 34.9%, compared with 25.9% in 2017.

Operating expenses excluding share-based compensation was RMB 250.4 million, an increase of 83.2%, and represented 16.9% of net revenues, compared with 17.8% in 2017.

Change in fair value of a convertible loan was a loss of RMB 34.5 million, compared to a loss of RMB 43.0 million in 2017.

Share-based compensation was RMB 265.9 million, an increase of RMB 203.4 million from RMB 62.5 million in 2017. The increase was mainly due to Pre-IPO shareholding restructure and change in management team, and post-IPO accelerated vesting of certain restricted ordinary shares.

Net loss was RMB 349.0 million, an increase of RMB 164.3 million from a net loss of RMB 184.7 million in 2017. The increase was mainly caused by higher share-based compensation expenses as described in above.

Adjusted net loss (non-GAAP) was RMB 48.7 million, compared with an adjusted net loss of RMB 79.1 million in 2017. The adjusted net loss margin3 was 3.3% in 2018, compared with an adjusted net loss margin of 10.3% in 2017.

Balance Sheet

As of December 31, 2018, the Company had cash, term deposit and short-term investments of RMB 716.8 million in aggregate. The Company had restricted cash of RMB 179.3 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

For the first quarter of 2019, NIU expects net revenues to be in the range of RMB 285 million to RMB 305 million, representing a year-over-year increase of 64.9% to 76.5%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change.

3  Adjusted net loss margin is defined as adjusted net loss as a percentage of the net revenues.

Conference Call

The Company will host a conference call at 8:00 a.m. on March 18, 2019, Eastern Time (8:00 p.m. March 18, 2019 Beijing/Hong Kong time), to discuss its fourth quarter and full year 2018 financial results and provide a corporate update.

Participants may access the call via below dial-in details:

United States	+1 866-519-4004
Hong Kong	+852-800-906-601
Mainland China	+86-400-620-8038
Other International	+65-6713-5090
Conference ID	8141818

A replay will be accessible through March 26, 2019, by dialing the following numbers

United States	+1 855-452-5696
Hong Kong	+852-800-963-117
Mainland China	+86-400-602-2065
Other International	+61-281-990-299
Replay Access Code	8141818

Additionally, a live and archived webcast of the conference call will also be available through the Company’s investor relations website at https://ir.niu.com/.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance smart e-scooters. NIU has a streamlined product portfolio consisting of three series, N, M and U that address the needs of different segments of the modern urban resident, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net loss, adjusted net loss margin and adjusted basic and diluted net loss per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net loss is defined as net loss excluding share-based compensation expenses and change in fair value of a convertible loan. Adjusted net loss margin is defined as adjusted net loss as a percentage of the net revenues. Adjusted basic and diluted net loss per ADS is defined as basic and diluted net loss per ADS excluding share-based compensation expenses and change in fair value of a convertible loan.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

NIU

Investor Relations Manager

Jason Yang

E-mail: ir@niu.com

The Blueshirt Group

Gary Dvorchak, CFA

E-mail: gary@blueshirtgroup.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash	111,996,325	569,059,591	82,766,285
Term deposit	—	27,452,663	3,992,824
Restricted cash-current	104,547,200	179,262,714	26,072,680
Short-term investments	85,187,718	120,241,425	17,488,390
Accounts receivable, net	10,382,112	54,424,845	7,915,765
Inventories	88,225,965	142,382,205	20,708,633
Prepayments and other current assets	7,349,583	26,919,954	3,915,345
Total current assets	407,688,903	1,119,743,397	162,859,922

Non-current assets
Restricted cash-non current	65,342,000	—	—
Property and equipment, net	28,696,602	40,985,174	5,961,046
Intangible assets, net	1,277,467	7,717,754	1,122,501
Other non-current assets	626,605	16,805,474	2,444,255
Total non-current assets	95,942,674	65,508,402	9,527,802

Total assets	503,631,577	1,185,251,799	172,387,724

LIABILITIES
Current liabilities
Short-term bank borrowings	168,234,207	179,978,003	26,176,715
Convertible loan	151,557,796	—	—
Accounts payable	124,937,465	249,665,890	36,312,398
Advance from customers	48,503,389	20,505,861	2,982,454
Deferred revenue-current	9,853,361	12,666,330	1,842,241
Accrued expenses and other current liabilities	75,412,869	134,184,026	19,516,257
Total current liabilities	578,499,087	597,000,110	86,830,065

Warranty-non current	12,378,751	17,609,842	2,561,245
Deferred revenue - non current	144,700	234,801	34,150
Total non-current liabilities	12,523,451	17,844,643	2,595,395

Total liabilities	591,022,538	614,844,753	89,425,460

MEZZANINE EQUITY
Series A-1 Redeemable Convertible Preferred Shares	130,684,003	—	—
Series A-2 Redeemable Convertible Preferred Shares	39,205,192	—	—
Series A-3 Redeemable Convertible Preferred Shares	67,955,320	—	—
Total mezzanine equity	237,844,515	—	—

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary Shares	39,948	—	—
Class A ordinary shares	—	83,120	12,089
Class B ordinary shares	—	12,839	1,867
Series Seed Convertible Preferred Shares	18,436	—	—
Additional paid-in capital	440,265,896	1,717,483,548	249,797,622
Accumulated other comprehensive income/(loss)	5,596,238	(22,786,922)	(3,314,220)
Accumulated deficit	(771,155,994)	(1,124,385,539)	(163,535,094)
Total shareholders’ (deficit)/equity	(325,235,476)	570,407,046	82,962,264

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	503,631,577	1,185,251,799	172,387,724

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended December 31,			Twelve months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	219,245,438	427,505,084	62,178,036	769,368,001	1,477,781,304	214,934,376
Cost of revenues(a)	(209,550,877)	(369,961,904)	(53,808,727)	(714,669,718)	(1,279,155,847)	(186,045,502)
Gross profit	9,694,561	57,543,180	8,369,309	54,698,283	198,625,457	28,888,874

Operating expenses:
Selling and marketing expenses(a)	(24,525,340)	(41,802,946)	(6,079,986)	(83,064,894)	(150,150,872)	(21,838,539)
Research and development expenses(a)	(8,724,895)	(22,105,334)	(3,215,087)	(39,492,743)	(91,811,892)	(13,353,486)
General and administrative expenses(a)	(20,082,841)	(26,733,610)	(3,888,242)	(76,411,871)	(274,110,654)	(39,867,741)
Operating loss	(43,638,515)	(33,098,710)	(4,814,006)	(144,271,225)	(317,447,961)	(46,170,892)

Changes in fair value of a convertible loan	(5,873,254)	—	—	(43,006,399)	(34,499,858)	(5,017,796)
Interest expense	(1,250,223)	(1,458,859)	(212,182)	(3,153,521)	(7,721,675)	(1,123,071)
Interest income	247,383	1,080,106	157,095	1,006,972	2,998,796	436,157
Investment income	917,428	1,692,537	246,169	2,315,536	4,601,849	669,311
Foreign currency exchange gain/(losses)	887,229	(298,349)	(43,393)	1,612,766	1,646,173	239,426
Government grants	—	84,100	12,232	833,000	1,395,200	202,923
Loss before income taxes	(48,709,952)	(31,999,175)	(4,654,085)	(184,662,871)	(349,027,476)	(50,763,942)
Income tax expense	—	—	—	—	—	—
Net loss	(48,709,952)	(31,999,175)	(4,654,085)	(184,662,871)	(349,027,476)	(50,763,942)

Other comprehensive income/(losses)
Foreign currency translation adjustment, net of nil income taxes	2,690,014	(10,117,727)	(1,471,562)	9,994,461	(28,436,867)	(4,135,971)
Unrealized gain on available for sale securities, net of nil income taxes	759,538	1,351,839	196,617	2,415,901	4,655,556	677,123
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of nil income taxes	(917,428)	(1,692,537)	(246,169)	(2,315,536)	(4,601,849)	(669,311)
Comprehensive loss	(46,177,828)	(42,457,600)	(6,175,199)	(174,568,045)	(377,410,636)	(54,892,101)
Net loss per share
—Basic and diluted	(1.528)	(0.245)	(0.036)	(7.023)	(5.302)	(0.771)
Net loss per ADS
—Basic and diluted	—	(0.489)	(0.071)	—	(10.603)	(1.542)

Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	31,881,510	130,780,142	130,780,142	26,295,181	65,834,876	65,834,876
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic and diluted	—	65,390,071	65,390,071	—	32,917,438	32,917,438

Note:

(a) Includes share-based compensation expenses as follows:

	Three months ended December 31,			Twelve months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	62,493	62,208	9,048	253,545	246,947	35,917
Selling and marketing expenses	430,998	519,621	75,576	1,611,160	2,124,728	309,029
Research and development expenses	3,396,179	9,204,100	1,338,681	13,878,635	52,864,313	7,688,795
General and administrative expenses	11,448,415	15,046,141	2,188,370	46,783,758	210,638,939	30,636,163
Total share-based compensation	15,338,085	24,832,070	3,611,675	62,527,098	265,874,927	38,669,904

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended December 31,			Twelve months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(48,709,952)	(31,999,175)	(4,654,085)	(184,662,871)	(349,027,476)	(50,763,942)
Add:
Share-based compensation	15,338,085	24,832,070	3,611,675	62,527,098	265,874,927	38,669,904
Change in fair value of a convertible loan	5,873,254	—	—	43,006,399	34,499,858	5,017,796
Adjusted net loss	(27,498,613)	(7,167,105)	(1,042,410)	(79,129,374)	(48,652,691)	(7,076,242)
Adjusted net loss per share
—Basic and diluted	(0.863)	(0.055)	(0.008)	(3.009)	(0.739)	(0.107)
Adjusted net loss per ADS
—Basic and diluted	—	(0.110)	(0.016)	—	(1.478)	(0.215)

Weighted average number of shares outstanding used in computing adjusted net loss per share
—Basic and diluted	31,881,510	130,780,142	130,780,142	26,295,181	65,834,876	65,834,876
Weighted average number of ADS outstanding used in computing adjusted net loss per ADS
—Basic and diluted	—	65,390,071	65,390,071	—	32,917,438	32,917,438